UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2003

                             VITRAN CORPORATION INC.
             (Exact name of registrant as specified in its charter)

                          185 THE WEST MALL, SUITE 701
                            TORONTO, ONTARIO M9C 5L5
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         [X]      Form 40-F        [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      [  ]     No       [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______.

         EXHIBIT NO.                DESCRIPTION
         -----------                -----------

         1 Certification of the registrant's President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                                    Section 906 of the Sarbanes-Oxley Act of
                                    2002, with respect to the registrant's
                                    annual report for the fiscal year ended
                                    December 31, 2001.

         2 Certification of the registrant's Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's annual report for the fiscal year ended December 31, 2001.

         3 Certification of the registrant's President and Chief Executive Officer and the registrant's Vice President and Chief Financial Officer pursuant to 18 U.S.C.
                                    Section 1350, as adopted pursuant to Section
                                    906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's annual report for the fiscal year ended December 31, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             VITRAN CORPORATION INC.

                                            By: /s/  Kevin Glass
                                                --------------------------------
                                            Name:    Kevin Glass
                                            Title:   Vice President Finance and
                                                     Chief Financial Officer


Date:  December 15, 2003

                                  EXHIBIT INDEX


         EXHIBIT NO.                DESCRIPTION
         -----------                -----------

         1 Certification of the registrant's President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                                    Section 906 of the Sarbanes-Oxley Act of
                                    2002, with respect to the registrant's
                                    annual report for the fiscal year ended
                                    December 31, 2001.

         2 Certification of the registrant's Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's annual report for the fiscal year ended December 31, 2001.

         3 Certification of the registrant's President and Chief Executive Officer and the registrant's Vice President and Chief Financial Officer pursuant to 18 U.S.C.
                                    Section 1350, as adopted pursuant to Section
                                    906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's annual report for the fiscal year ended December 31, 2002.